Exhibit 99.4

Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles

INTRODUCTION
The Toronto-Dominion Bank (the Bank) produces quarterly and annual reports, which are submitted to the U.S. Securities and Exchange Commission (SEC) under Form 6-K and Form 40-F, respectively, and which are incorporated by reference into registration statements of the Bank relating to offerings of securities. These reports are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). SEC regulations require certain additional disclosure to be included in such registration statements reconciling financial information in the reports from Canadian GAAP to the generally accepted accounting principles in the United States of America (U.S. GAAP). This additional disclosure is contained within this document for the three years ended October 31, 2008, 2007 and 2006 and should be read in conjunction with the Bank’s Consolidated Financial Statements as at and for the year ended October 31, 2008 contained elsewhere in this Annual Report on Form 40-F.

RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting principles followed by the Bank, including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada, conform with Canadian generally accepted accounting principles (GAAP).
As required by the U.S. Securities and Exchange Commission (SEC), the significant differences between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described below.

	Net Income
		For the years ended October 31
	(millions of Canadian dollars)	2008[1]	2007	2006
	Net income based on Canadian GAAP	$3,833	$3,997	$4,603
	Employee future benefits (Note a)	(10)	(3)	(2)
	Available-for-sale securities (Note b)	(4)	3	26
	Derivative instruments and hedging activities (Note e)	953	25	(5)
	Trading securities (Note b)	(791)	81	-
	Loans designated as trading under the fair value option (Note c)	116	27	-
	Trading liabilities (Note d)	36	10	-
	Guarantees	-	-	(30)
	Liabilities and equity (Note f)	93	110	126
	Amortization of intangible assets	-	(30)	(60)
	Other income (Note m)	(31)	9	(6)
	Income taxes and net change in income taxes due to the above items (Notes j,k)	(205)	(60)	(5)
	Non-controlling interests (Note f)	(68)	(61)	(29)
	Net income based on U.S. GAAP	3,922	4,108	4,618
	Preferred dividends (Note f)	94	55	59
	Net income available to common shareholders based on U.S. GAAP	$3,828	$4,053	$4,559
	Average number of common shares outstanding (millions)
	Basic - U.S. GAAP/Canadian GAAP	769.6	718.6	716.8
	Diluted - U.S. GAAP/Canadian GAAP	775.7	725.5	723.0
Basic earnings per share	- U.S. GAAP	$4.97	$5.64	$6.36
	- Canadian GAAP	4.90	5.53	6.39
Diluted earnings per share	- U.S. GAAP	$4.93	$5.59	$6.31
	- Canadian GAAP	4.87	5.48	6.34
1 For 2008, the effect of U.S. GAAP adjustments to the Canadian GAAP Consolidated Statement of Income is as follows: $819 million decrease to net interest income, $1,182 million increase to other income and $322 million increase to non-interest expenses.

Consolidated Statement of Comprehensive Income
		For the years ended October 31
(millions of Canadian dollars)
	Canadian	Adjust-		U.S. GAAP
	GAAP	ments	2008	2007	2006
Net income	$3,833	$89	$3,922	$4,108	$4,618
Other comprehensive income (loss), net of income taxes
Unrealized gains/(losses) on available-for-sale securities, net of hedging activities1	(1,725)	709	(1,016)	74	4
Reclassification to earnings in respect of available-for-sale securities2	(53)	-	(53)	(53)	-
Unrealized foreign currency translation gains/(losses) on investments in subsidiaries net of hedging activities3,7	440	(24)	416	(1,155)	(222)
Gains/(losses) on derivatives designated as cash flow hedges4	1,522	(1,267)	255	(160)	298
Reclassification to earnings of gains and losses on cash flow hedges5	(162)	-	(162)	40	(12)
Pension liability adjustment6	-	(82)	(82)	10	16
Other comprehensive income	22	(664)	(642)	(1,244)	84
Comprehensive income	$3,855	$(575)	$3,280	$2,864	$4,702
1 Net of income taxes (benefit) of $(625) million (2007 - $68 million; 2006 - $(18) million).
2 Net of income taxes of $22 million (2007 - $32 million; 2006 - nil).
3 Net of income taxes (benefit) of $(1,363) million (2007 - $909 million; 2006 - $209 million).
4 Net of income taxes (benefit) of $156 million (2007 - $(99) million; 2006 - $83 million).
5 Net of income taxes (benefit) of $70 million (2007 - $(22) million; 2006 - $(7) million).
6 Net of income taxes of $25 million (2007 - $6 million; 2006 - $7 million).
7 Fiscal 2008 included $(2,881) million (2007 - $1,864 million; 2006 - $432 million) of after-tax gains (losses) arising from hedges of the Bank’s investment positions in foreign operations.

Condensed Consolidated Balance Sheet
					As at October 31
			2008				2007
(millions of Canadian dollars)	Canadian GAAP	Adjust-ments	U.S. GAAP	Canadian GAAP	Adjust- ments		U.S. GAAP
Assets
Cash resources and other	$17,946	$-	$17,946	$16,536	$-		$16,536
Securities
Trading (Note b)	53,095	6,402	59,497	77,637	2,012		79,649
Designated as trading under the fair value option (Note b)	6,402	(6,402)	-	2,012	(2,012)		-
Available-for-sale (Note b)	75,121	8,311	83,432	35,650	7,681		43,331
Held-to-maturity (Note b)	9,507	(9,507)	-	7,737	(7,737)		-
Securities purchased under reverse repurchase agreements	42,425	-	42,425	27,648	-		27,648
Loans
Residential Mortgages (Notes e,g,m)	63,003	(822)	62,181	58,485	12		58,497
Consumer installment and other personal (Note g)	79,610	14	79,624	67,532	-		67,532
Credit card (Note g)	7,387	1	7,388	5,700	-		5,700
Business and government (Notes c,g,m)	70,650	777	71,427	44,258	1,239		45,497
Business and government designated as trading under the fair value option (Note c)	510	(510)	-	1,235	(1,235)		-
	221,160	(540)	220,620	177,210	16		177,226
Allowance for credit losses (Note g)	(1,536)	(170)	(1,706)	(1,295)	-		(1,295)
Loans (net)	219,624	(710)	218,914	175,915	16		175,931
Investment in TD Ameritrade	5,159	-	5,159	4,515	-		4,515
Derivatives (Note e)	83,548	-	83,548	38,918	-		38,918
Goodwill (Notes a,e,h)	14,842	(93)	14,749	7,918	(159)		7,759
Other intangibles	3,141	-	3,141	2,104	-		2,104
Other assets (Notes a,b,c,e,l)	32,404	6,890	39,294	25,534	6,677		32,211
Total assets	$563,214	$4,891	$568,105	$422,124	$6,478		$428,602
Liabilities
Deposits (Notes d,e)	$375,694	$(48)	$375,646	$276,393	$(10	) $	276,383
Derivatives (Note e)	74,473	-	74,473	41,621	-		41,621
Other liabilities (Notes a,b,c,d,e,i,j,k,l,m)	65,933	5,998	71,931	71,284	6,948		78,232
Subordinated notes and debentures	12,436	-	12,436	9,449	-		9,449
Liabilities for preferred shares (Note f)	550	(550)	-	550	(550)		-
Liabilities for capital trust securities (Note f)	894	(894)	-	899	(899)		-
Total liabilities	529,980	4,506	534,486	400,196	5,489		405,685
Non-controlling interests in subsidiaries (Note f)	1,560	894	2,454	524	900		1,424
Shareholders’ equity
Preferred shares (Note f)	1,875	550	2,425	425	549		974
Common shares (Note i)	13,241	39	13,280	6,577	39		6,616
Contributed surplus	350	-	350	119	-		119
Retained earnings (Notes a,b,c,d,e,f,h,i,j,k,m)	17,857	(180)	17,677	15,954	(245)		15,709
Accumulated other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale securities, net of hedging activities (Note b)	(1,409)	645	(764)	369	(64)		305
Unrealized foreign currency translation gains/(losses) on investments in subsidiaries, net of hedging activities (Note e)	(1,633)	(24)	(1,657)	(2,073)	-		(2,073)
Gains/(losses) on derivatives designated as cash flow hedges (Note e)	1,393	(1,188)	205	33	79		112
Pension liability adjustment (Note a)	-	(351)	(351)	-	-		-
Impact of adoption of FASB Statement 158 (Note a)	-	-	-	-	(269)		(269)
Total accumulated other comprehensive income	(1,649)	(918)	(2,567)	(1,671)	(254)		(1,925)
Total shareholders’ equity	31,674	(509)	31,165	21,404	89		21,493
Total liabilities and shareholders’ equity	$563,214	$4,891	$568,105	$422,124	$6,478		$428,602

FINANCIAL INSTRUMENTS
With the adoption of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement, Section 3865, Hedges, Section 1530, Comprehensive Income, and Section 3251, Equity, on November 1, 2006, the accounting for securities, derivative instruments, hedging activities and guarantees are substantially harmonized with U.S. GAAP. However, reconciling items related to securities, derivative instruments and hedging activities still remain subsequent to the adoption of these new standards for Canadian GAAP due to differences in the classification of securities and de-designation of certain hedging relationships under U.S. GAAP. These differences are described in notes (b), (c), (d) and (e) below.

(a) EMPLOYEE FUTURE BENEFITS
The Bank adopted current Canadian GAAP on employee future benefits in 2001 on a retrospective basis without restatement. Current Canadian GAAP requires the accrual of employee future benefits. U.S. GAAP standards also require the accrual of employee future benefits; however, the U.S. GAAP standard was adopted by the Bank on a prospective basis. Consequently, differences between U.S. and Canadian GAAP remain, as the transitional impacts are amortized over the expected average remaining service life of the employee group for U.S. GAAP.
The Bank adopted the Financial Accounting Standards Board (FASB) Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, on October 31, 2007 for U.S. GAAP purposes. This standard requires the Bank to recognize the funded status of its defined benefit pension and other postretirement plans on its Consolidated Balance Sheet. The Bank is also required to recognize gains or losses and prior service costs or credits that arise during the period but are not recognized as components of the period’s net benefit expense as a component of other comprehensive income. The minimum pension liability balance in the accumulated other comprehensive income of $12 million was reclassified to accumulated other comprehensive income related to FASB statement 158 on October 31, 2007.
The impact of adoption of this standard is a decrease of $282 million in other assets, a decrease of $14 million in intangible assets, an increase of $98 in other liabilities, a decrease of $137 million in future income taxes and a decrease of $257 million in accumulated other comprehensive income. The net periodic benefit expense expected to be reclassified from other comprehensive income to expense for fiscal 2009 is $11.5 million (2008 - $16.6 million).
Prior to the adoption of this standard, U.S. GAAP required an additional minimum liability to be recorded if the accumulated benefit obligation was greater than the fair value of the plan assets. Canadian GAAP has no such requirement.
For U.S. GAAP purposes, the Bank recognized the amounts in the following table in the Consolidated Balance Sheet:

(millions of Canadian dollars)	2008	2007
Prepaid pension expense (accrued benefit liability)	$(756)	$(485)
Accumulated other comprehensive income, net of income taxes	351	269
Net amount recognized	$(405)	$(216)

In 2008, U.S. GAAP adjustments for employee future benefits increased non-interest expenses by $10 million before tax (2007 - increased by $3 million before tax).

(b) SECURITIES
The securities that are classified as held-to-maturity under Canadian GAAP are classified as available-for-sale under U.S. GAAP, and are reported on the Consolidated Balance Sheet at their estimated fair values with the unrealized gains and losses arising from the changes in fair values to be reported net of income taxes in the Consolidated Statement of Comprehensive Income.
Securities that are designated as trading under the fair value option under Canadian GAAP are classified as trading under U.S. GAAP resulting in a balance sheet reclassification with out any income statement impact.
In 2008, U.S. GAAP adjustments for available-for-sale securities decreased other income by $4 million before tax (2007 - increased by $3 million before tax).

In October 2008, the Bank adopted Amendments to CICA Section 3855, Financial Instruments - Recognition and Measurement and Section 3862, Financial Instruments - Disclosure (the Amendments) for Canadian GAAP. The Amendments permit reclassification of financial assets out of trading and available-for-sale categories in specified circumstances. The Amendments are applicable in periods beginning on or after July 1, 2008. The Bank adopted the Amendments effective August 1, 2008 for Canadian GAAP, and reclassified certain debt securities from trading to available-for-sale category. U.S. GAAP allows reclassification of financial assets out of trading and available-for-sale categories on a prospective basis in rare circumstances. Given the current market conditions and the Bank’s intention to not actively trade in these debt securities, they have been reclassified from trading to available-for-sale for U.S. GAAP effective October 31, 2008.

The fair value of the reclassified debt securities was $7,355 million, as at October 31, 2008. The result of reclassification of these securities for U.S. GAAP prospectively on October 31, 2008 is a decrease in the U.S. GAAP other income for fiscal 2008 of $791 million before tax.

(c) LOANS DESGINATED AS TRADING UNDER THE FAIR VALUE OPTION
Under the new financial instruments standards for Canadian GAAP, certain business and government loans are designated as trading under the fair value option, and accounted for at fair value with the change in the fair value recognized in the Consolidated Statement of Income. These loans are accounted for on an accrual basis for U.S. GAAP. The change in the fair value of these loans recognized in income under Canadian GAAP is reversed for U.S. GAAP.

(d) TRADING LIABILITIES
Upon adoption of the new financial instruments standards for Canadian GAAP, certain deposit liabilities were classified as trading and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income. These deposits are accounted for on an accrual basis for U.S. GAAP. The change in the fair value of these deposits recognized in income under Canadian GAAP is reversed for U.S. GAAP.

(e) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
Effective November 1, 2006, accounting for derivatives under Canadian GAAP is substantially harmonized with U.S. GAAP. Prior to November 1, 2006, U.S. GAAP required all derivatives to be reported on the Consolidated Balance Sheet at their fair values and provided guidance on the measurement and recognition of ineffectiveness in hedging relationships. Previously, derivatives designated in hedging relationships were accounted for on an accrual basis under Canadian GAAP and non-trading derivatives that were in ineffective hedging relationships or that were not designated in a hedging relationship were recognized at fair value on the Consolidated Balance Sheet with the change in the fair value recognized in the Consolidated Statement of Income.
The Bank de-designated certain derivative instruments from qualifying fair value and cash flow hedge accounting relationships under U.S. GAAP on November 1, 2006. These derivatives continue to be designated in qualifying hedging relationships under Canadian GAAP. De-designation of the hedging relationships resulted in the change in the fair value of these derivatives of $907 million (2007 - $66 million charge to income) before tax being recognized as income in the current year U.S. GAAP income with no offset.
For fair value hedges de-designated under U.S. GAAP, subsequent adjustments to the carrying basis for the hedged item recorded under Canadian GAAP are reversed, and any adjustment to the carrying basis recognized on the U.S. GAAP balance sheet prior to November 1, 2006 is amortized or accreted back to the hedged item’s par value or redemption amount over its remaining life. At the end of 2008, a basis adjustment accretion of $45 million (2007 - $56 million) before tax was recognized in U.S. GAAP income.
Since all of the hedged cash flows associated with the relevant forecasted transactions are still expected to occur, the net derivative gains related to the de-designated cash flow hedges will continue to be reported in accumulated other comprehensive income under U.S. GAAP until the hedged transaction impacts earnings. At the end of 2008, net deferred gains on derivative instruments of $35 million (2007 - $35 million) included in other comprehensive income are expected to be reclassified to earnings during the next fiscal year.
Cash flow hedges that remain designated under U.S. GAAP include hedges of certain forecasted transactions up to a maximum of 23 years.
The foreign currency exposure on anticipated business acquisitions may be hedged by the Bank and designated in qualifying hedge accounting relationships under Canadian GAAP. Under U.S. GAAP, foreign currency exposures on anticipated business acquisitions are not eligible for hedge accounting. Under Canadian GAAP, the changes in the fair value of the derivatives designated in the hedging relationships are recorded in goodwill on completion of the business acquisition. For U.S. GAAP, the change in the fair value of these derivatives is recognized in the Consolidated Statement of Income. In 2008, a gain of $129 million before tax (2007- $98 million loss) was recognized in income under U.S. GAAP.
Certain commitments to extend credit are considered derivatives under Canadian GAAP, and are recorded at fair value with changes in the fair value recognized in the Consolidated Statement of Income. For U.S. GAAP, the fair value accounting recognized under Canadian GAAP is reversed, as these commitments are not considered to be derivatives.
In 2008, U.S. GAAP adjustments for derivative instruments and hedging activities decreased net interest income by $909 million before tax (2007 - increased by $175 million before tax) and increased other income by $1,862 million before tax (2007 - decreased by $150 million before tax).

(f) LIABILITIES AND EQUITY
Under Canadian GAAP, certain series of preferred shares issued by the Bank and innovative capital structures are classified as liabilities and their corresponding distributions as interest expense. However, under U.S. GAAP, these preferred shares are considered equity and innovative capital structures are considered as non-controlling interests. In addition, preferred shares of the Bank’s subsidiary, TD Mortgage Investment Corporation, are presented as non-controlling interests on the Consolidated Balance Sheet, and the net income applicable to the non-controlling interests is presented separately on the Consolidated Statement of Income.
In 2008, U.S. GAAP adjustments for liabilities and equity increased net interest income by $93 million before tax (2007 - increased by $110 million).

(g) ACQUISITION OF COMMERCE BANCORP INC.
Canadian GAAP and U.S. GAAP require loans acquired in a business combination to be recorded at fair value. However, U.S. GAAP requires these loans to be recorded gross of general allowances. The loans acquired on the acquisition of Commerce have been recorded gross of the general allowance for U.S. GAAP.

(h) RESTRUCTURING COSTS
Under the previous Canadian GAAP, restructuring costs incurred by the Bank that related to a business acquisition were charged to income, as these were not permitted to be included as a liability in the allocation of the purchase price equation. Under U.S. GAAP, these costs were included in the purchase price equation, thereby increasing goodwill. As a result, under U.S. GAAP, goodwill increased by $38 million, with the offset to retained earnings. Accounting for restructuring costs under the current Canadian and U.S. GAAP is harmonized

(i) STOCK-BASED COMPENSATION
The current Canadian GAAP accounting for stock options is harmonized with U.S. GAAP. Until October 5, 2002, the option holders could elect to receive cash for the options equal to their intrinsic value. In accounting for stock options with this feature, U.S. GAAP requires expensing the annual change in the intrinsic value of the stock options. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. Under the previous Canadian GAAP, no expenses were recorded and cash payments to option holders were charged to retained earnings on a net of tax basis. As a result, for the purposes of U.S. GAAP, the accrued liability for stock options of $39 million after tax was reclassified to common shares as at October 6, 2002.

(j) INCOME TAXES
Under Canadian GAAP, the effects of income tax rate reductions are recorded when considered substantively enacted. Under U.S. GAAP, the effects of rate changes do not impact the measurement of tax balances until passed into law. The difference between the substantively enacted and the enacted tax rates resulted in an increase in U.S. GAAP taxes payable of $10 million (2007 - $16 million) related to Part VI.1 tax on preferred share dividends.

(k) ACCOUNTING FOR UNCERTAIN TAX POSITIONS
Effective November 1, 2007, the Bank adopted, for U.S. GAAP purposes, FASB Interpretation-48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN-48). This guidance clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN-48 also provides guidance on measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. For Canadian GAAP purposes, a single best estimate is used for measurement of uncertain tax positions.
The adoption of FIN-48 was accounted for retroactively without restatement and resulted in an $11 million increase to opening retained earnings with the offset recognized as a decrease to tax liabilities.
The amount of total unrecognized tax benefits as of November 1, 2007 was $680 million. The total accrual of additional unrecognized benefits for fiscal 2008 was $286 million. The entire amount of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Bank accounts for arrears interest and penalties in income tax expense. The total amount of interest and penalties recognized in the Consolidated Balance Sheet at November 1, 2007 was $22 million. For the year ended October 31, 2008, interest and penalties of $76 million were accrued.
The Bank does not expect significant changes in the total amount of unrecognized tax benefits to occur within the next 12 months. The Bank operates in Canada, the U.S. and other tax jurisdictions, and various years ranging from 2000 to 2008 remain subject to examination by tax authorities.

The following is a roll-forward of the Bank’s FIN-48 unrecognized tax benefits from November 1, 2007 to October 31, 2008.

In millions of dollars

Total unrecognized tax benefits at November 1, 2007	$680
Net amount of increases for current year’s tax positions	142
Gross amount of increases for prior years’ tax positions	117
Gross amount of decreases for prior years’ tax positions	(1)
Amounts of decreases relating to settlements	(40)
Reductions due to lapse of statutes of limitation	(27)
Foreign exchange and acquisitions	38
Total unrecognized tax benefits at October 31, 2008	$909

(l) OTHER
Under U.S. GAAP, certain non-cash collateral received in securities lending transactions is recognized as an asset, and a liability is recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of securities lending transaction is not recognized in the Consolidated Balance Sheet.

(m) LOANS HELD-FOR-SALE
Under U.S. GAAP loans held-for-sale are recorded at the lower of cost or market. These loans are recorded at amortized cost for Canadian GAAP. In 2008, U.S. GAAP adjustments for loans held-for-sale decreased other income by $26 million before tax (2007 - $10 million).

(n) COMPARATIVE AMOUNTS
Certain comparative amounts have been reclassified to conform to the presentation adopted in 2008.

FUTURE CHANGES IN U.S. GAAP ACCOUNTING POLICIES

Pension and Other Postretirement Plans
FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans
Effective November 1, 2008, the standard also requires that the date at which the benefit obligation and plan assets are measured should be the fiscal year-end date. As a result, the Bank will no longer be permitted to measure its defined benefit plan up to three months earlier than the financial statement date. The adoption of this provision of the standard is not expected to have a material effect on the Bank’s Consolidated Financial Statements. Other provisions of this standard were adopted by the Bank on October 31, 2007.

Fair Value Measurements
Effective November 1, 2008, the Bank will be required to adopt the FASB Statement No.157, Fair Value Measurements. This accounting standard provides a framework for measuring fair value, which will primarily impact the Bank’s fair value measurements relating to financial instruments. The guidance will also require additional disclosures. The adoption of this standard is not expected to have a material effect on the Bank’s Consolidated Financial Statements.

Fair Value Option for Financial Assets and Financial Liabilities
The Bank will be permitted to measure eligible financial instruments at fair value using the fair value option outlined in FASB Statement No.159, The Fair Value Option for Financial Assets and Financial Liabilities. This standard will be adopted by the Bank effective November 1, 2008. The adoption of this standard is not expected to have a material effect on the Bank’s Consolidated Financial Statements.

Business Combinations
FASB Statement No. 141 (revised), Business Combinations, retains the fundamental concepts of FASB statement No. 141 that requires purchase method of accounting and identification of an acquirer for all business combinations. The significant accounting changes required by this standard are: (i) the equity shares issued as purchase consideration should be valued at the acquisition date fair value instead of the deal announcement date; (ii) acquirer should record 100% step-up to fair value for all assets and liabilities, including the non-controlling interest and goodwill is recorded as if a 100% interest was acquired; (iii) acquisition and restructuring costs should be expensed when incurred instead of being capitalized as part of purchase consideration; and (iv) contingent consideration should be recognized on the acquisition date at the fair value with the changes in the fair value recorded in income. The Bank is required to adopt the standard on a prospective basis effective from November 1, 2009. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

Non-controlling Interests in Subsidiaries
FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements, provides guidance for accounting and reporting of non-controlling interests in subsidiaries. This standard requires that the non-controlling interests in subsidiaries should be separately presented as part of shareholders’ equity and the amount of consolidated net income attributable to the controlling and to the non-controlling interests identified and presented on the face of the consolidated statement of income. Under this standard, increase and decrease in the non-controlling interests will be accounted for as equity transactions. Deconsolidation of a subsidiary will result in gain/loss recognition measured using the fair value of retained non-controlling interest, and the retained non-controlling interest should be measured initially at fair value. The Bank is required to adopt the standard on a prospective basis effective from November 1, 2009. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

Disclosures about Derivative Instruments and Hedging Activities
FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133, requires enhanced disclosures about derivative instruments and hedged items that are accounted for under FASB Statement No. 133. This standard is effective for the Bank for the quarter beginning on February 1, 2009. The adoption of this standard is not expected to have a material effect on the Bank’s Consolidated Financial Statements.

The Hierarchy of U.S. Generally Accepted Accounting Principles
FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles, identifies the sources of accounting principles and provides a GAAP hierarchy for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. GAAP. The effective date for the standard is yet to be determined. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.